# Dreyfus Premier Worldwide Growth Fund, Inc.

**SEMIANNUAL REPORT** April 30, 2005



YOU, YOUR ADVISOR AND

**Dreyfus**.

A MELLON FINANCIAL COMPANY℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents

## THE FUND

**2**    Letter from the Chairman

**3**    Discussion of Fund Performance

**6**    Understanding Your Fund's Expenses

**6**    Comparing Your Fund's Expenses
     With Those of Other Funds

**7**    Statement of Investments

**10**    Statement of Assets and Liabilities

**11**    Statement of Operations

**12**    Statement of Changes in Net Assets

**14**    Financial Highlights

**19**    Notes to Financial Statements

## FOR MORE INFORMATION

Back Cover



## LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier Worldwide Growth Fund, Inc., covering the six-month period from November 1, 2004, through April 30, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Fayez Sarofim, of Fayez Sarofim & Co., the fund's sub-investment adviser.

The six-month reporting period produced mixed results for most international stock markets. After rallying strongly when the global economy expanded and geopolitical concerns eased in the final weeks of 2004, equities gave back some of their gains during the first few months of 2005 as rising energy prices and currency fluctuations took their toll on investor sentiment in most markets.

According to our economists, recent market turbulence probably is the result of a transition to a more mature phase of the economic cycle in the United States. However, your financial advisor can help you diversify your portfolio in a way that allows you to participate in the longer-term gains of the world's financial markets while providing a measure of protection from shorter-term volatility.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 16, 2005



## DISCUSSION OF FUND PERFORMANCE

Fayez Sarofim, Portfolio Manager
Fayez Sarofim & Co., Sub-Investment Adviser

### How did Dreyfus Premier Worldwide Growth Fund, Inc. perform relative to its benchmark?

For the six-month period ended April 30, 2005, the fund produced total returns of 8.13% for Class A shares, 7.70% for Class B shares, 7.72% for Class C shares, 8.32% for Class R shares and 8.03% for Class T shares.[1] For the same period, the fund's benchmark, the Morgan Stanley Capital International World Index ("MSCI World Index"), provided a 5.70% total return.[2]

Rising interest rates and renewed inflationary pressures in many areas of the world led to general weakness in the global equity markets over the first four months of 2005, partly offsetting rallies during the closing weeks of 2004. Investors became more risk averse in this environment, and shares of large, well-established companies with track records of consistent growth fared better than more speculative stocks, helping the fund produce higher returns than its benchmark.

### What is the fund's investment approach?

The fund invests primarily in large, well-established, multinational companies that we believe are well-positioned to weather difficult economic climates and thrive during favorable times. We focus on purchasing large-cap, "blue-chip" stocks at a price we consider to be justified by a company's fundamentals. The result is a portfolio of stocks of prominent companies selected for their sustained patterns of profitability, strong balance sheets, expanding global presence and above-average earnings growth potential.

The fund also pursues a buy-and-hold investment strategy, which generally has resulted in an annual portfolio turnover of below 15%. In following this strategy, we typically buy and sell relatively few stocks during the course of the year, which may help to reduce investors' tax liabilities and the fund's trading costs.[3] During the reporting period, the fund's portfolio turnover rate was 0.51%.[4]

### What other factors influenced the fund's performance?

Many stock markets, including the United States, rallied strongly over the final two months of 2004 after the U.S. presidential election removed a degree of uncertainty from the financial markets. As they had for some time, smaller, more speculative stocks led the rally. Market sentiment quickly shifted after the start of 2005, however, when high energy prices and rising interest rates sparked renewed inflation concerns, and investors grew more risk averse. While stocks generally declined over the first four months of 2005, the well-established, multinational growth companies in which the fund invests fared better than their more economically sensitive counterparts, helping to support the fund's performance relative to the MSCI World Index.

The consumer staples sector provided particularly strong contributions to the fund's performance. The fund benefited both from its heavy exposure to the consumer staples area and from its security selection strategy within the sector. For example, food and tobacco giant Altria Group saw its stock price rise sharply as litigation concerns eased and the company considered a reorganization designed to unlock shareholder value. U.S. pharmacy chain Walgreen recovered from earlier weakness by posting strong financial results, and snack and beverage provider PepsiCo gained value as investors turned their attention to high-quality companies with more predictable growth trends. In the consumer discretionary sector, sellers of luxury goods, including Christian Dior, fared better than retailers serving lower-income consumers, such as Wal-Mart Stores.

The fund benefited from its relatively light exposure to the lagging information technology sector, as well as through its investment in semiconductor leader Intel, where earlier inventory problems eased and customer demand appeared to improve. The fund also received positive contributions from energy stocks as rising oil and gas prices benefited integrated oil producers, such as ExxonMobil.

However, the fund's returns were constrained by our focus within the health care sector on large pharmaceutical companies. Merck & Co. and Pfizer suffered during the reporting period amid safety-related regulatory issues surrounding Vioxx and Celebrex. However, weakness among U.S. pharmaceutical companies was tempered somewhat by better results from European drug makers, including Germany's Roche Holdings, which benefited from its substantial ownership position in biotechnology leader Genentech.

### What is the fund's current strategy?

We have continued to employ our disciplined approach to finding opportunities for long-term investment among large, multinational companies. Accordingly, we added to the portfolio shares of oil producer ConocoPhillips, the third-largest U.S. integrated energy company, which provides additional diversification in the energy sector. During the reporting period, we eliminated two of the fund's U.S. financial services holdings, American International Group and Marsh & McLennan, due to allegations of accounting irregularities.

Although we are mindful of today's evolving macroeconomic factors, we have maintained our focus on longer-term investment themes and the prospects of individual companies. In our judgment, the consistent growers on which the fund focuses should prosper as the U.S. and global economic recoveries mature and investors continue to shift their focus from price momentum to business fundamentals.

May 16, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International (MSCI) World Index is an unmanaged index of global stock market performance, including the United States, Canada, Europe, Australia, New Zealand and the Far East.*

[3] *Achieving tax efficiency is not a part of the fund's investment objective, and there can be no guarantee that the fund will achieve any particular level of taxable distributions in future years. In periods when the manager has to sell significant amounts of securities (e.g., during periods of significant net redemptions or changes in index components) funds can be expected to be less tax efficient than during periods of more stable market conditions and asset flows.*

[4] *Portfolio turnover rates are subject to change. Portfolio turnover rates alone do not automatically result in high or low distribution levels. There can be no guarantee that the fund will generate any specific level of distributions annually.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Worldwide Growth Fund, Inc. from November 1, 2004 to April 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

**Expenses and Value of a $1,000 Investment**
assuming actual returns for the six months ended April 30, 2005

|  | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| Expenses paid per $1,000† | $ 6.45 | $ 10.71 | $ 10.40 | $ 4.65 | $ 7.74 |
| Ending value (after expenses) | $1,081.30 | $1,077.00 | $1,077.20 | $1,083.20 | $1,080.30 |

# COMPARING YOUR FUND'S EXPENSES
## WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

**Expenses and Value of a $1,000 Investment**
assuming a hypothetical 5% annualized return for the six months ended April 30, 2005

|  | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| Expenses paid per $1,000† | $ 6.26 | $ 10.39 | $ 10.09 | $ 4.51 | $ 7.50 |
| Ending value (after expenses) | $1,018.60 | $1,014.48 | $1,014.78 | $1,020.33 | $1,017.36 |

† *Expenses are equal to the fund's annualized expense ratio of 1.25% for Class A, 2.08% for Class B, 2.02% for Class C, .90% for Class R and 1.50% for Class T; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

# STATEMENT OF INVESTMENTS

April 30, 2005 (Unaudited)

| Common Stocks—100.2% | Shares | Value ($) |
|---|---|---|
| **Banking—1.0%** | | |
| HSBC Holdings, ADR | 100,000 | **8,005,000** |
| **Basic Materials—2.1%** | | |
| Air Liquide, ADR | 441,017 | 15,655,715 |
| Yara International, ADR | 122,400 a | 1,621,763 |
| | | **17,277,478** |
| **Capital Goods—5.5%** | | |
| Emerson Electric | 110,100 | 6,899,967 |
| General Electric | 771,072 | 27,912,806 |
| Norsk Hydro, ADR | 137,400 | 10,773,534 |
| | | **45,586,307** |
| **Consumer Durables & Apparel—4.0%** | | |
| Christian Dior | 450,000 | 31,376,604 |
| SONY, ADR | 41,600 | 1,527,136 |
| | | **32,903,740** |
| **Consumer Staples—4.6%** | | |
| Wal-Mart Stores | 305,022 | 14,378,737 |
| Walgreen | 550,000 | 23,683,000 |
| | | **38,061,737** |
| **Diversified Financials—10.4%** | | |
| American Express | 279,850 | 14,748,095 |
| Citigroup | 603,284 | 28,330,217 |
| Deutsche Bank | 115,300 | 9,447,682 |
| Eurazeo | 106,531 | 9,834,362 |
| JPMorgan Chase & Co. | 299,100 | 10,615,059 |
| UBS | 155,000 | 12,417,662 |
| | | **85,393,077** |
| **Energy—17.0%** | | |
| BP, ADR | 510,000 | 31,059,000 |
| ChevronTexaco | 360,800 | 18,761,600 |
| ConocoPhillips | 13,000 | 1,363,050 |
| Exxon Mobil | 1,004,508 | 57,287,091 |
| Total, ADR | 280,158 | 31,072,324 |
| | | **139,543,065** |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Food, Beverage & Tobacco—21.0%** | | |
| Altria Group | 880,200 | 57,204,198 |
| Anheuser-Busch Cos. | 15,000 | 703,050 |
| Coca-Cola | 458,100 | 19,899,864 |
| Diageo, ADR | 376,500 | 22,495,875 |
| Groupe Danone, ADR | 1,209,400 | 22,676,250 |
| LVMH Moet Hennessy Louis Vuitton | 177,175 | 12,514,407 |
| Nestle, ADR | 360,600 | 23,586,851 |
| PepsiCo | 241,675 | 13,446,797 |
| | | **172,527,292** |
| **Health Care—12.1%** | | |
| Abbott Laboratories | 230,300 | 11,321,548 |
| Eli Lilly & Co. | 183,700 | 10,740,939 |
| Johnson & Johnson | 253,525 | 17,399,421 |
| Merck & Co. | 93,582 | 3,172,430 |
| Novartis, ADR | 150,000 | 7,309,500 |
| Pfizer | 750,754 | 20,397,986 |
| Roche Holdings, ADR | 487,400 | 29,252,963 |
| | | **99,594,787** |
| **Hotels, Restaurants & Leisure—.8%** | | |
| McDonald's | 224,800 | **6,588,888** |
| **Household & Personal Products—5.9%** | | |
| Estee Lauder Cos., Cl. A | 47,500 | 1,824,475 |
| L'Oreal, ADR | 1,850,000 | 26,459,706 |
| Procter & Gamble | 365,800 | 19,808,070 |
| | | **48,092,251** |
| **Insurance—2.6%** | | |
| Assicurazioni Generali | 366,900 | 11,286,040 |
| Berkshire Hathaway, Cl. A | 70 [a] | 5,904,500 |
| Zurich Financial Services | 26,500 [a] | 4,472,533 |
| | | **21,663,073** |
| **Media—6.0%** | | |
| McGraw-Hill Cos. | 231,900 | 20,193,852 |
| News, Cl. A | 1,004,400 | 15,347,232 |
| Pearson | 906,944 | 11,017,188 |
| Time Warner | 20,215 [a] | 339,814 |
| Viacom, Cl. B | 81,227 | 2,812,079 |
| | | **49,710,165** |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Retail—.0%** | | |
| Home Depot | 4,505 | **159,342** |
| **Technology—6.4%** | | |
| Intel | 1,450,941 | 34,126,132 |
| Microsoft | 745,600 | 18,863,680 |
| | | **52,989,812** |
| **Transportation—.7%** | | |
| United Parcel Service, Cl. B | 80,000 | **5,704,800** |
| **Total Common Stocks**<br>(cost $551,932,610) | | **823,800,814** |
| **Total Investments** (cost $551,932,610) | **100.1%** | **823,800,814** |
| **Liabilities, Less Cash and Receivables** | **(.1%)** | **(1,338,837)** |
| **Net Assets** | **100.0%** | **822,461,977** |

ADR—American Depository Receipt.

[a] Non-income producing.

## Portfolio Summary (Unaudited)†

| | Value (%) | | Value (%) |
|---|---|---|---|
| Food, Beverage & Tobacco | 21.0 | Household & Personal Products | 5.9 |
| Energy | 17.0 | Capital Goods | 5.5 |
| Health Care | 12.1 | Consumer Staples | 4.6 |
| Diversified Financials | 10.4 | Consumer Durables & Apparel | 4.0 |
| Technology | 6.4 | Other | 7.3 |
| Media | 6.0 | | **100.2** |

† Based on net assets.

See notes to financial statements.

# STATEMENT OF ASSETS AND LIABILITIES

April 30, 2005 (Unaudited)

| | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments | 551,932,610 | 823,800,814 |
| Dividends and interest receivable | | 1,612,538 |
| Receivable for investment securities sold | | 1,491,004 |
| Receivable for shares of Common Stock subscribed | | 219,905 |
| Prepaid expenses | | 61,134 |
| | | **827,185,395** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(c) | | 1,027,909 |
| Cash overdraft due to Custodian | | 120,398 |
| Payable for shares of Common Stock redeemed | | 1,611,664 |
| Bank Loan payable–Note 2 | | 1,600,000 |
| Accrued expenses | | 363,447 |
| | | **4,723,418** |
| **Net Assets ($)** | | **822,461,977** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 715,713,087 |
| Accumulated distributions in excess of investment income–net | | (4,863,997) |
| Accumulated net realized gain (loss) on investments | | (160,259,737) |
| Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions | | 271,872,624 |
| **Net Assets ($)** | | **822,461,977** |

### Net Asset Value Per Share

| | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| Net Assets ($) | 514,335,541 | 210,090,590 | 90,831,200 | 3,397,053 | 3,807,593 |
| Shares Outstanding | 15,392,266 | 6,626,471 | 2,897,677 | 100,739 | 115,123 |
| **Net Asset Value Per Share ($)** | **33.42** | **31.70** | **31.35** | **33.72** | **33.07** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Six Months Ended April 30, 2005 (Unaudited)

| | |
|---|---:|
| **Investment Income ($):** | |
| **Income:** | |
| Cash dividends (net of $150,316 foreign taxes withheld at source): | |
|   Unaffiliated issuers | 11,885,442 |
|   Affiliated issuers | 900 |
| **Total Income** | **11,886,342** |
| **Expenses:** | |
| Investment advisory fee–Note 3(a) | 3,236,005 |
| Shareholder servicing costs–Note 3(c) | 1,979,449 |
| Distribution fees–Note 3(b) | 1,318,990 |
| Custodian fees | 74,163 |
| Prospectus and shareholders' reports | 51,332 |
| Registration fees | 36,445 |
| Professional fees | 31,285 |
| Interest expense–Note 2 | 28,585 |
| Directors' fees and expenses–Note 3(d) | 14,993 |
| Loan commitment fees–Note 2 | 4,374 |
| Miscellaneous | 30,710 |
| **Total Expenses** | **6,806,331** |
| **Investment Income–Net** | **5,080,011** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments and foreign currency transactions | (454,322) |
| Net unrealized appreciation (depreciation) on investments and foreign currency transactions | 63,611,482 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **63,157,160** |
| **Net Increase in Net Assets Resulting from Operations** | **68,237,171** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

| | Six Months Ended April 30, 2005 (Unaudited) | Year Ended October 31, 2004 |
|---|---|---|
| **Operations ($):** | | |
| Investment income−net | 5,080,011 | 2,880,465 |
| Net realized gain (loss) on investments | (454,322) | (14,487,872) |
| Net unrealized appreciation (depreciation) on investments | 63,611,482 | 72,542,242 |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **68,237,171** | **60,934,835** |
| **Dividends to Shareholders from ($):** | | |
| Investment income−net: | | |
| Class A shares | (7,321,525) | (5,283,992) |
| Class B shares | (1,025,755) | (2,204,801) |
| Class C shares | (699,338) | (722,946) |
| Class R shares | (55,103) | (47,144) |
| Class T shares | (50,334) | (40,006) |
| **Total Dividends** | **(9,152,055)** | **(8,298,889)** |
| **Capital Stock Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Class A shares | 92,307,903 | 153,804,088 |
| Class B shares | 3,920,322 | 14,092,006 |
| Class C shares | 4,362,215 | 6,631,496 |
| Class R shares | 503,701 | 2,664,493 |
| Class T shares | 179,974 | 746,183 |
| Dividends reinvested: | | |
| Class A shares | 6,145,849 | 4,509,945 |
| Class B shares | 824,820 | 1,728,996 |
| Class C shares | 425,256 | 438,328 |
| Class R shares | 54,290 | 46,763 |
| Class T shares | 49,270 | 39,262 |
| Cost of shares redeemed: | | |
| Class A shares | (80,847,899) | (103,299,719) |
| Class B shares | (110,659,976) | (178,827,945) |
| Class C shares | (18,092,732) | (26,762,126) |
| Class R shares | (399,669) | (3,100,687) |
| Class T shares | (618,106) | (437,124) |
| **Increase (Decrease) in Net Assets from Capital Stock Transactions** | **(101,844,782)** | **(127,726,041)** |
| **Total Increase (Decrease) in Net Assets** | **(42,759,666)** | **(75,090,095)** |
| **Net Assets ($):** | | |
| Beginning of Period | 865,221,643 | 940,311,738 |
| **End of Period** | **822,461,977** | **865,221,643** |
| Distribution in excess of investment income−net | (4,863,997) | (791,953) |

| | Six Months Ended April 30, 2005 (Unaudited) | Year Ended October 31, 2004 |
|---|---|---|
| **Capital Share Transactions:** | | |
| **Class A** [a] | | |
| Shares sold | 2,782,692 | 4,839,561 |
| Shares issued for dividends reinvested | 188,011 | 147,867 |
| Shares redeemed | (2,426,295) | (3,266,310) |
| **Net Increase (Decrease) in Shares Outstanding** | **544,408** | **1,721,118** |
| **Class B** [a] | | |
| Shares sold | 122,698 | 468,096 |
| Shares issued for dividends reinvested | 26,501 | 59,724 |
| Shares redeemed | (3,517,602) | (5,960,017) |
| **Net Increase (Decrease) in Shares Outstanding** | **(3,368,403)** | **(5,432,197)** |
| **Class C** | | |
| Shares sold | 139,522 | 223,434 |
| Shares issued for dividends reinvested | 13,825 | 15,273 |
| Shares redeemed | (580,702) | (902,832) |
| **Net Increase (Decrease) in Shares Outstanding** | **(427,355)** | **(664,125)** |
| **Class R** | | |
| Shares sold | 14,993 | 82,227 |
| Shares issued for dividends reinvested | 1,648 | 1,523 |
| Shares redeemed | (11,888) | (96,501) |
| **Net Increase (Decrease) in Shares Outstanding** | **4,753** | **(12,751)** |
| **Class T** | | |
| Shares sold | 5,450 | 23,817 |
| Shares issued for dividends reinvested | 1,520 | 1,299 |
| Shares redeemed | (18,647) | (14,031) |
| **Net Increase (Decrease) in Shares Outstanding** | **(11,677)** | **11,085** |

[a] *During the period ended April 30, 2005, 1,868,016 Class B shares representing $58,646,227 were automatically converted to 1,770,297 Class A shares and during the period ended October 31, 2004, 2,863,347 Class B shares representing $86,114,482 were automatically converted to 2,706,220 Class A shares.*

*See notes to financial statements.*

## FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| Class A Shares | Six Months Ended April 30, 2005 (Unaudited) | 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|---|
| | | | Year Ended October 31, | | | |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 31.35 | 29.73 | 25.60 | 28.84 | 37.88 | 35.32 |
| Investment Operations: | | | | | | |
| Investment income–net[a] | .25 | .23 | .21 | .10 | .10 | .10 |
| Net realized and unrealized gain (loss) on investments | 2.30 | 1.79 | 3.92 | (3.34) | (9.14) | 2.57 |
| Total from Investment Operations | 2.55 | 2.02 | 4.13 | (3.24) | (9.04) | 2.67 |
| Distributions: | | | | | | |
| Dividends from investment income–net | (.48) | (.40) | – | – | – | – |
| Dividends from net realized gain on investments | – | – | – | – | – | (.11) |
| Total Distributions | (.48) | (.40) | – | – | – | (.11) |
| Net asset value, end of period | 33.42 | 31.35 | 29.73 | 25.60 | 28.84 | 37.88 |
| **Total Return (%)[b]** | 8.13c | 6.85 | 16.13 | (11.24) | (23.86) | 7.58 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .62c | 1.25 | 1.27 | 1.32 | 1.15 | 1.16 |
| Ratio of net investment income to average net assets | .73c | .73 | .79 | .34 | .30 | .25 |
| Portfolio Turnover Rate | .51c | .58 | 1.08 | 1.58 | 7.26 | 7.10 |
| Net Assets, end of period ($ x 1,000) | 514,336 | 465,536 | 390,243 | 320,717 | 404,329 | 496,781 |

[a]  Based on average shares outstanding at each month end.
[b]  Exclusive of sales charge.
[c]  Not annualized.
See notes to financial statements.

| Class B Shares | Six Months Ended April 30, 2005 (Unaudited) | 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|---|
| | | | Year Ended October 31, | | | |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 29.54 | 28.03 | 24.33 | 27.59 | 36.50 | 34.29 |
| Investment Operations: | | | | | | |
| Investment income (loss)−net[a] | .11 | (.03) | .00[b] | (.11) | (.15) | (.19) |
| Net realized and unrealized gain (loss) on investments | 2.16 | 1.69 | 3.70 | (3.15) | (8.76) | 2.51 |
| Total from Investment Operations | 2.27 | 1.66 | 3.70 | (3.26) | (8.91) | 2.32 |
| Distributions: | | | | | | |
| Dividends from investment income−net | (.11) | (.15) | – | – | – | – |
| Dividends from net realized gain on investments | – | – | – | – | – | (.11) |
| Total Distributions | (.11) | (.15) | – | – | – | (.11) |
| Net asset value, end of period | 31.70 | 29.54 | 28.03 | 24.33 | 27.59 | 36.50 |
| **Total Return (%)[c]** | 7.70[d] | 5.96 | 15.21 | (11.82) | (24.41) | 6.76 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | 1.03[d] | 2.07 | 2.05 | 2.03 | 1.92 | 1.92 |
| Ratio of net investment income (loss) to average net assets | .36[d] | (.10) | .02 | (.39) | (.46) | (.51) |
| Portfolio Turnover Rate | .51[d] | .58 | 1.08 | 1.58 | 7.26 | 7.10 |
| Net Assets, end of period ($ x 1,000) | 210,091 | 295,281 | 432,448 | 509,980 | 711,893 | 1,020,578 |

[a]  *Based on average shares outstanding at each month end.*
[b]  *Amount represents less than $.01.*
[c]  *Exclusive of sales charge.*
[d]  *Not annualized.*
*See notes to financial statements.*

| Class C Shares | Six Months Ended<br>April 30, 2005<br>(Unaudited) | Year Ended October 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2004 | 2003 | 2002 | 2001 | 2000 |
| Net asset value,<br>beginning of period | 29.30 | 27.82 | 24.13 | 27.36 | 36.19 | 33.99 |
| Investment Operations: | | | | | | |
| Investment income (loss)–net[a] | .12 | (.01) | .01 | (.10) | (.13) | (.18) |
| Net realized and unrealized<br>gain (loss) on investments | 2.15 | 1.67 | 3.68 | (3.13) | (8.70) | 2.49 |
| Total from<br>Investment Operations | 2.27 | 1.66 | 3.69 | (3.23) | (8.83) | 2.31 |
| Distributions: | | | | | | |
| Dividends from investment<br>income–net | (.22) | (.18) | – | – | – | – |
| Dividends from net realized<br>gain on investments | – | – | – | – | – | (.11) |
| Total Distributions | (.22) | (.18) | – | – | – | (.11) |
| Net asset value, end of period | 31.35 | 29.30 | 27.82 | 24.13 | 27.36 | 36.19 |
| **Total Return (%)[b]** | 7.72[c] | 6.07 | 15.25 | (11.80) | (24.40) | 6.79 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses<br>to average net assets | 1.00[c] | 2.02 | 2.02 | 2.01 | 1.89 | 1.90 |
| Ratio of net investment income<br>(loss) to average net assets | .37[c] | (.05) | .04 | (.37) | (.42) | (.49) |
| Portfolio Turnover Rate | .51[c] | .58 | 1.08 | 1.58 | 7.26 | 7.10 |
| Net Assets, end of period<br>($ x 1,000) | 90,831 | 97,433 | 110,960 | 116,415 | 160,220 | 223,671 |

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
*See notes to financial statements.*

| Class R Shares | Six Months Ended April 30, 2005 (Unaudited) | 2004 | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|---|
| | | | Year Ended October 31, | | | |
| Net asset value, beginning of period | 31.69 | 29.95 | 25.75 | 28.88 | 37.81 | 35.14 |
| Investment Operations: | | | | | | |
| Investment income–net[a] | .30 | .36 | .29 | .24 | .20 | .21 |
| Net realized and unrealized gain (loss) on investments | 2.32 | 1.81 | 3.91 | (3.37) | (9.13) | 2.57 |
| Total from Investment Operations | 2.62 | 2.17 | 4.20 | (3.13) | (8.93) | 2.78 |
| Distributions: | | | | | | |
| Dividends from investment income–net | (.59) | (.43) | – | – | – | – |
| Dividends from net realized gain on investments | – | – | – | – | – | (.11) |
| Total Distributions | (.59) | (.43) | – | – | – | (.11) |
| Net asset value, end of period | 33.72 | 31.69 | 29.95 | 25.75 | 28.88 | 37.81 |
| **Total Return (%)** | 8.32[b] | 7.28 | 16.31 | (10.84) | (23.62) | 7.94 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .44[b] | .85 | .96 | .93 | .85 | .86 |
| Ratio of net investment income to average net assets | .90[b] | 1.14 | 1.10 | .82 | .61 | .55 |
| Portfolio Turnover Rate | .51[b] | .58 | 1.08 | 1.58 | 7.26 | 7.10 |
| Net Assets, end of period ($ x 1,000) | 3,397 | 3,042 | 3,257 | 3,005 | 6,736 | 8,844 |

[a]  *Based on average shares outstanding at each month end.*
[b]  *Not annualized.*
*See notes to financial statements.*

| Class T Shares | Six Months Ended April 30, 2005 (Unaudited) | Year Ended October 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2004 | 2003 | 2002 | 2001 | 2000 |
| Net asset value, beginning of period | 31.00 | 29.41 | 25.39 | 28.63 | 37.70 | 35.30 |
| Investment Operations: | | | | | | |
| Investment income (loss)−net [a] | .21 | .15 | .13 | .06 | .02 | (.07) |
| Net realized and unrealized gain (loss) on investments | 2.26 | 1.78 | 3.89 | (3.30) | (9.09) | 2.58 |
| Total from Investment Operations | 2.47 | 1.93 | 4.02 | (3.24) | (9.07) | 2.51 |
| Distributions: | | | | | | |
| Dividends from investment income−net | (.40) | (.34) | − | − | − | − |
| Dividends from net realized gain on investments | − | − | − | − | − | (.11) |
| Total Distributions | (.40) | (.34) | − | − | − | (.11) |
| Net asset value, end of period | 33.07 | 31.00 | 29.41 | 25.39 | 28.63 | 37.70 |
| **Total Return (%)[b]** | 8.03[d] | 6.58 | 15.83 | (11.32) | (24.06) | 7.26 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .74[d] | 1.49 | 1.50 | 1.50 | 1.42 | 1.52 |
| Ratio of net investment income (loss) to average net assets | .62[d] | .49 | .51 | .20 | .05 | (.20) |
| Portfolio Turnover Rate | .51[d] | .58 | 1.08 | 1.58 | 7.26 | 7.10 |
| Net Assets, end of period ($ x 1,000) | 3,808 | 3,931 | 3,403 | 2,623 | 2,886 | 2,550 |

[a]  *Based on average shares outstanding at each month end.*
[b]  *Exclusive of sales charge.*
[d]  *Not annualized.*
*See notes to financial statements.*

### NOTE 1—Significant Accounting Policies:

Dreyfus Premier Worldwide Growth Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to provide investors with long-term capital growth consistent with the preservation of capital. The Dreyfus Corporation ("Dreyfus") serves as the fund's investment adviser. Fayez Sarofim & Co. ("Sarofim") serves as the fund's sub-investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the fund's shares. The fund is authorized to issue 100 million shares of $.001 par value Common Stock in each of the following classes of shares: Class A, Class B, Class C, Class R and Class T. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC on Class C shares redeemed within one year of purchase and Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

**(a) Portfolio valuation:** Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

**(b) Foreign currency transactions:** The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

**(c) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

**(d) Affiliated issuers:** Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

**(e) Dividends to shareholders:** Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(f) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $159,805,415 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to October 31, 2004. If not applied, $19,175,924 of the carryover expires in fiscal 2008, $20,020,619 expires in fiscal 2009, $74,142,382 expires in fiscal 2010, $28,550,186 expires in fiscal 2011 and $17,916,304 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal periods ended October 31, 2004 was as follows: ordinary income $8,298,889. The tax character of the current year distributions will be determined at the end of the current fiscal year.

### NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under the Facility during the period ended April 30, 2005, was approximately $2,082,000, with a related weighted average annualized interest rate of 2.77%.

### NOTE 3—Investment Advisory Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

**(a)** Pursuant to an Investment Advisory Agreement with Dreyfus, the investment advisory fee is computed at the annual rate of .75 of 1% of the value of the fund's average daily net assets and is payable monthly.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Sarofim, Dreyfus has agreed to pay Sarofim a monthly sub-investment advisory fee, computed at the following annual rates:

| Total Net Assets | Annual Fee as a Percentage of Average Daily Net Assets |
|---|---|
| 0 to $25 million . . . . . . . . . . . . . | .11 of 1% |
| $25 million up to $75 million . . . | .18 of 1% |
| $75 million up to $200 million . . | .22 of 1% |
| $200 million up to $300 million . | .26 of 1% |
| In excess of $300 million . . . . . . | .275 of 1% |

During the period ended April 30, 2005, the Distributor retained $30,888 and $230 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $378,727 and $4,863 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

**(b)** Under a Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75 of 1% of the value of the average daily net assets of Class B and Class C shares and .25 of 1% of the value of the average daily net assets of Class T shares. During the period ended April 30, 2005, Class B, Class C and Class T shares were charged $955,284, $358,677 and $5,029, respectively, pursuant to the Plan.

**(c)** Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor, at an annual rate of .25 of 1% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended April 30, 2005, Class A, Class B, Class C and Class T shares were charged $631,588, $318,428, $119,559 and $5,029, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2005, the fund was charged $485,951, pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $515,513, Rule 12b-1 distribution plan fees $190,610, shareholder services plan fees $171,137, and transfer agency per account fees $150,649.

**(d)** Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

**(e)** Pursuant to an exemptive order from the Securities and Exchange Commission, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by Dreyfus.

## NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended April 30, 2005, amounted to $4,374,669and $111,092,182, respectively.

At April 30, 2005, accumulated net unrealized appreciation on investments was $271,868,204, consisting of $294,518,573 gross unrealized appreciation and $22,650,369 gross unrealized depreciation.

At April 30, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

### NOTE 5—Legal Matters:

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus Funds and the Dreyfus Founders Funds (together, the "Funds") in the United States District Court for the Western District of Pennsylvania. In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named the Distributor, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

NOTES

# For More Information

**Dreyfus Premier
Worldwide Growth Fund, Inc.**
200 Park Avenue
New York, NY 10166

**Investment Adviser**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Sub-Investment Adviser**

Fayez Sarofim & Co.
Two Houston Center
Suite 2907
Houston, TX 77010

**Custodian**

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

---

**Telephone** Call your financial representative or 1-800-554-4611

**Mail** The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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